

April 26, 2013

Via E-mail
Christopher J. Abate
Chief Financial and Accounting Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

   Re: Redwood Trust, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2012
   Filed February 26, 2013
   File No. 001-13759

Dear Mr. Abate:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Changes in Book Value and Estimated Non-GAAP Economic Value, page 50

1.   We have reviewed your response to comment 1, and note that you have adjusted all components of your balance sheet that do not approximate fair value to their fair values in order to calculate Estimated Non-GAAP Economic Value. We also note that while the Estimated Non-GAAP Economic Value was approximately $44 million greater than GAAP Book Value, your disclosure of the fair values of financial instruments in Note 5 indicates that the difference between the carrying values and the fair values of your net assets presented in the table is only a fair value of $1.9 million in excess of carrying value. Please reconcile this difference to the difference in Estimated Non-GAAP Economic Value, and present us with a tabular reconciliation of Estimated Non-GAAP Economic Value to book value.

Cash and Cash Equivalents, page 51

2.   We note your response to comment 2. We believe this is a cash flow statement and it is not in accordance with GAAP and it places undue prominence on the non-GAAP information. It starts with beginning cash and shows cash inflows and outflows and reconciles to ending cash. Please remove this measure in future filings. For reference see Question 102.10 of the Compliance and Disclosure Interpretations. Question 102.10 references the income statement but applies to any financial statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief